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                  [LETTERHEAD OF KYSOR INDUSTRIAL CORPORATION]         EXHIBIT 6

                                February 7, 1997

Dear Shareholder:

  I am pleased to inform you that on February 2, 1997, Kysor Industrial Corporation entered into a merger agreement with Scotsman Industries, Inc. pursuant to which a subsidiary of Scotsman has today commenced a cash tender offer to purchase all outstanding shares of Kysor common and preferred stock at a price of $43 per share. Under the merger agreement, the tender offer will be followed by a merger of Scotsman's subsidiary into Kysor. Any Kysor shares that are not acquired through the tender offer will be converted in the merger into the right to receive $43 per share in cash.

  YOUR BOARD OF DIRECTORS, BY UNANIMOUS VOTE, APPROVED THE MERGER AGREEMENT AND DETERMINED THAT THE TENDER OFFER AND MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, KYSOR AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO SCOTSMAN'S SUBSIDIARY PURSUANT TO THE OFFER.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the enclosed Schedule 14D-9, including the opinion of William Blair & Company, L.L.C., the Company's financial advisor (a copy of which is included as an exhibit to the Schedule 14D-9).

  Accompanying this letter is the referenced Schedule 14D-9, the written opinion of the Company's financial advisor, and the Offer to Purchase and related materials of Scotsman and its subsidiary, including a Letter of Transmittal for use in tendering your shares. These documents set forth the terms and conditions of the tender offer and provide instructions as to how you can tender your shares. I urge you to read the enclosed materials carefully.

  On behalf of your Board of Directors and the Company's management, I thank you for your continued support over Kysor's long history.

                                      Very truly yours,

                             LOGO     /s/ George R. Kempton
                                      George R. Kempton
                                      Chairman of the Board and
                                      Chief Executive Officer